NEWS RELEASE

Trading Symbol:    TSX‐V: NUAG

OTCQX: NUPMF

NE W PACIFIC ANNOUNCES FILING OF TECHNICAL REPORT FOR THE SILVER SAND PROJECT AND
REPORTS FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2020

VANCOUVER, BRITISH C OLUMBIA – May 25, 2020: New Pacific Metals Corp. (“New Pacific” or the “Company”) announces the filing of an independent Technical Report in accordance with National Instrument 43‐101 Standards of Disclosure for Mineral Projects (“NI 43‐101”) on its 100% owned Silver Sand Deposit. The Technical Report, titled “Silver Sand Deposit Mineral Resource Report” dated May 25, 2020 (effective date of January 16, 2020) has been prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”), and is available under the Company’s profile on SEDAR at www.sedar.com. The Company also announces its unaudited condensed consolidated interim financial results for the three and nine months ended March 31, 2020.

This news release should be read in conjunction with the Company's management discussion & analysis and the financial statements and notes thereto for the corresponding period, which have been posted under the Company’s profile on SEDAR at w ww.sedar.com and are also available on the Company's website at www.newpacificmetals.com. All figures are expressed in Canadian dollars unless otherwise stated.

SILVER SAND PROJECT

The Company has carried out extensive exploration and resource definition drill programs on its Silver Sand Project since acquisition in 2017. In total the Company has completed 97,619m of drilling in 386 drill holes. On April 14, 2020, the Company released the inaugural NI 43‐101 Mineral Resource estimate for the Project: Using a 45 g/t silver cut‐off‐grade the estimate reported Measured & Indicated resource tonnes of 35.39 Mt at 137 g/t Ag for

155.86 Moz and Inferred resource tonnes of 9.84 Mt at 112 g/t Ag for 35.55 Moz (see News Release dated April

14th for details). Highlights of the Resource Estimate are as follows:

• Mineralization starts at or near‐surface and is amen able to potential open‐pit mining extraction: Approximately 70% of the resources are within 200 m of the conceptual open pit surface.

• Favourable initial metallurgical test work indicates laboratory‐based recoveries of up to 97% f or the various oxide – transition and sulphide mineral domains (see news release dated August 23, 2019 for details).

• Resource estimate excludes the recently discovered Snake Hole zone where drilling intercepted 72.4 m grading 279 g/t Ag (see news release dated January 13, 20 20 for details).

• Mineralization remains open to the North and South and at depth. No feeder zones or source intrusions have been discovered to date.

During the first quarter of 2020 the Company’s field operations were impacted by the COVID‐19 pandemic. The Company took immediate steps to protect the health and safety of its employees and to ensure full compliance with the applicable rules and recommendations. During this period, the Company developed and implemented protocols to protect its workforce and is continuing to provide assistance to the communities neighbouring the Project by donating medical, hygiene and food supplies as part of our ongoing social responsibility program. The 2020 drill campaign was suspended in late March and the Project placed on care and maintenance. A total of 2,388m of drilling had been completed at Silver Sand during the quarter prior to the suspension. Field operations are expected to resume following receipt of authorization from the government of Bolivia.

For the three and nine months ended March 31, 2020, total expenditures of $2,395,286 and $10,932,321, respectively (three and nine months ended March 31, 2019 ‐ $1,040,108 and $7,634,047, respectively) were capitalized under the project for expenditures related to the 2019 drill campaign, site and camp service and construction, and maintaining a regional office in La Paz, a management team, and workforce for the project.

SILVERSTRIKE PROJECT

In December 2019, the Company announced the acquisition of a 98% interest in the Silverstrike Project from an arm’s length private Bolivian corporation (the “Vendor”) by making a one‐time cash payment of US$1,350,000. Under the agreement signed between the Company’s wholly‐owned subsidiary and the Vendor, the Company will cover 100% of the future expenditures of exploration, mining, development and production activities. The agreement has a term of 30 years and renewable for another 15 years without any payment and is subject to an approval by Bolivia’s Jurisdictional Mining Administrative Authority (Autoridad Jurisdiccional Administrativa Minera or “AJAM”) .

The Silverstrike Project is located approximately 140 kilometres (“km”) southwest of La Paz, Bolivia at an elevation of 4,000 to 4,500 m. The Silverstrike Project consists of nine ATEs with an area of approximately 13km² currently in the process of conversion to Mining Administrative Contracts before AJAM. The Vendor has also applied for exploration rights over areas surrounding the Silverstrike Project as part of the transaction.

For the three and nine months ended March 31, 2020, total expenditures of $421,925 and $427,127, respectively (three and nine months ended March 31, 2019 ‐ $nil and $nil, respectively) were capitalized under the project for expenditures related to camp construction/rehabilitation, maintaining a management team and workforce for the project and initial field work.

FINANCIAL RESULTS

Net loss attributable to equity holders of the Company for the three months ended March 31, 2020 was $1,733,133 or $0.01 per share (three months ended March 31, 2019 ‐ net loss of $359 or $0.00 per share). The Company’s financial results were mainly impacted by the following: (i) loss from investments of $1,594,956 compared to income of $1,552,446 in the prior year quarter; (ii) operating expenses of $1,532,848 compared to $1,128,183 in the prior year quarter; and (iii) foreign exchange gain of $1,390,100 compared to loss of $431,492 in the prior year quarter.

For the nine months ended March 31, 2020, net loss attributable to equity holders of the Company was $2,047,019 or $0.01 per share compared to net loss of $279,104 or $0.00 per share for the nine months ended March 31, 2019.

Loss from investments for the three months ended March 31, 2020 was $1,594,956 (three months ended March 31, 2019 – income of $1,552,446). Within the loss from investments, $1,424,696 was loss on the Company’s equity investments and $243,309 was loss from fair value change partially offset by interest earned on bonds. The rapid outbreak of COVID‐19 pandemic caused extreme volatilities in the global equity and financial markets during February and March 2020, which had adverse impacts on the Company’s equity and bonds investment portfolio during the quarter. As of the date of this news release, the Company’s material investments are preferred shares issued by the largest five Canadian Banks with weighted average dividends yield of 5.71%.

For the nine months ended March 31, 2020, income from investments was $860,146 compared to income of $1,735,569 for the nine months ended March 31, 2019.

Operating expenses for the three and nine months ended March 31, 2020 were $1,532,848 and $4,166,921, respectively (three and nine months ended March 31, 2019 ‐ $1,128,183 and $2,318,178, respectively) and were used to advance the ongoing work programs at the Company’s flagship Silver Sand Deposit.

Foreign exchange gain for the three months ended March 31, 2020 was $1,390,100 (three months ended March 31, 2019 – loss of $431,492). The Company holds a large portion of cash and cash equivalents and bonds in US dollars while the Company’s functional currency is Canadian dollar. The fluctuation in exchange rates between the US dollar and the Canadian dollar will impact the financial results of the Company. During the three months ended March 31, 2020, the US dollar appreciated by 9.2% against the Canadian dollar (from 1.2988 to 1.4187) while in the prior year quarter the US dollar depreciated by 2% against the Canadian dollar (from 1.3642 to 1.3363).

For the nine months ended March 31, 2020, foreign exchange gain was $1,243,563 (nine months ended March 31, 2019 – foreign exchange gain of $288,945).

QUALIFIED PERSONS

The Mineral Resource estimate and data verification was completed by AMC. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC is the Qualified Person for the purpose of NI 43‐101 for all technical information pertaining to the current Mineral Resource. New Pacific’s quality assurance and quality control program was reviewed by AMC. Simeon Robinson, P.Geo., Senior Geologist with AMC is the Qualified Person for the purpose of NI 43‐101 for all technical information pertaining to the current Mineral Resource. The Qualified Persons under NI 43‐101 have reviewed the technical content of this news release for the Silver Sand deposit and have approved its dissemination.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project, in the Potosí Department of Bolivia, and the Tagish Lake Gold Project in Yukon, Canada.

For further information, please contact:

New Pacific Metals Corp.
Gordon Neal
President

Phone: (604) 633‐1368

Fax: (604) 669‐9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD‐LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward‐looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward‐looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward‐looking statements or information.

Forward‐looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward‐looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID‐19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward‐looking statements or information. Forward‐looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward‐ looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward‐looking statements or information.

The Company’s forward‐looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward‐looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward‐looking statements or information.

CAUTIONARY STATEMENTS REGARDING ESTIMATES OF MINERAL RESOURCES

This news release uses the terms measured, indicated and inferred resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that mineral resources are not economic mineral reserves and that the economic viability of resources that are not mineral reserves has not been demonstrated. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio‐political, marketing or other relevant issues. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Mineral Reserves" incorporated by reference into NI 43‐101. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre‐feasibility studies or economic studies except for Preliminary Assessment as defined under NI 43‐101. Readers are cautioned not to assume that further work on the stated resources will lead to mineral reserves that can be mined economically.